

Mail Stop 3561

December 7, 2017

Naum Voloshin
Chief Financial Officer
Cavitation Technologies, Inc.
10019 Canoga Avenue
Chatsworth, California 91311

      Re: **Cavitation Technologies, Inc.**
              Item 4.02 Form 8-K
              Filed October 25, 2017
              File No. 000-53239

Dear Mr. Voloshin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Item 4.02 Form 8-K

1.   We note the disclosure that you have requested your independent accountants to furnish you as promptly as possible a letter addressed to the Commission stating whether the independent accountants agree with the statements made in this Form 8-K and, if not, to state the respects in which they do not agree. We also note you would file an amended Form 8-K to include such letter as an exhibit to this filed Form 8-K no later than two business days after you receive their response letter. These specific disclosures appear to have been made pursuant to Item 4.02(b) and (c) of the Form 8-K whereby the independent accountants had advised or provided notice to you that the interim financial statements included in your March 31, 2017 Form 10-Q should not be relied upon. To the extent this is appropriate please file as soon as possible an amendment to the Item 4.02 Form 8-K to include the independent accountants' letter as an Exhibit. To the extent

however, that management recommended and concluded that the interim financial statements should no longer be relied upon pursuant to Item 4.02(a) of the Form 8-K, please amend the Item 4.02 Form 8-K in its entirety to appropriately revise the last paragraph as pertaining to a letter from the independent accountants.   Please revise or advise accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant
Office of Transportation and Leisure